UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from          to
Commission File Number 1-1969
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arbitron 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046
(410) 312-8000

ARBITRON 401(k) PLAN
Index to Financial Statements, Schedule, and Exhibit

Page Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits — December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits — Years Ended December 31, 2008 and 2007	5

Notes to the Financial Statements — December 31, 2008 and 2007	6

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	13

SIGNATURE	14

EXHIBIT

Exhibit 23.1— Consent of Independent Registered Public Accounting Firm	15
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of
     Arbitron Inc. and Participants
     of the Arbitron 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Arbitron 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Baltimore, Maryland
June 25, 2009

ARBITRON 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value:
Common stock	$845,669	$1,938,953
Mutual funds	52,015,688	66,624,047
Participant loans	1,123,627	1,016,489

	53,984,984	69,579,489

Receivables:
Participant contributions	252,291	256,104
Employer contributions	666,089	407,355

	918,380	663,459

Total assets	54,903,364	70,242,948

Liabilities
Excess contributions refund payable	18,625	—

Total liabilities	18,625	—

Net assets available for benefits	$54,884,739	$70,242,948

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net depreciation in fair value of investments	$(22,732,551)	$(1,964,383)
Interest	83,004	58,843
Dividends	2,164,397	5,472,215

	(20,485,150)	3,566,675

Contributions:
Participant	6,490,257	6,133,620
Rollovers	337,508	747,463
Employer	2,561,410	2,110,697

	9,389,175	8,991,780

Benefits paid to participants	(4,255,543)	(6,517,460)
Administrative costs paid by participants	(6,691)	(7,150)

Net (decrease) increase	(15,358,209)	6,033,845

Net assets available for benefits:
Beginning of year	70,242,948	64,209,103

End of year	$54,884,739	$70,242,948

See the accompanying notes to the financial statements.

ARBITRON 401(k) PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
1. Description of Plan
General
The following description of Arbitron Inc.’s 401(k) plan (the “Plan”) provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Qualified employees, as defined by the Plan, who are U.S. citizens or resident aliens paid under the U.S. domestic payroll and who perform services for Arbitron Inc. (“Arbitron” or “the Company”) primarily within the United States or on a temporary foreign assignment, are eligible to participate in the Plan. The Plan is administered by Arbitron through its Retirement Plan Administrator and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Description of the Company
Arbitron is a leading media and marketing information services firm primarily serving radio, cable television, advertising agencies, advertisers, retailers, out-of-home media, online media and, through its Scarborough Research joint venture with The Nielsen Company, broadcast television and print media.
Arbitron currently provides four main services: measuring and estimating radio audiences in local markets in the United States; measuring and estimating radio audiences of network radio programs and commercials; providing software used for accessing and analyzing our media audience and marketing information data; and providing consumer, shopping, and media usage information services.
Trust Agreement
Under the terms of a trust agreement between T. Rowe Price Trust Company, (the “Trustee”) and the Company, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.
Contributions
Participants may contribute up to 17% of eligible earnings, as defined by the Plan, subject to certain limitations. For 2008 and 2007, the IRC limited the total salary deferral contributions of any participant to $15,500, for participants under age 50, and $20,500, for participants age 50 and over.
Company matching contributions for 2008 and 2007 were determined on the basis of 50% of a participant’s contributions, up to a maximum of 6% of eligible earnings (3% for participants who also participated in the Company’s defined benefit pension plan), and did not require the satisfaction of performance criteria. The year-end performance-based contribution resulted from the achievement of certain Company performance criteria and amounted to 15.9% and 5.9% of a participant’s contribution during 2008 and 2007, respectively, up to a maximum of 6% of eligible compensation (3% for participants who also participated in the Company’s defined benefit pension plan), for participants who were employees at the respective year ends. The Company made basic monthly and biweekly matching contributions totaling $1,965,650 and

$1,900,435, for the years ended December 31, 2008 and 2007, respectively. The Company also declared a year-end performance matching contribution of $595,760 and $210,262, for 2008 and 2007, respectively. Contributions to participant accounts, including both employee and employer contributions, were limited to the lesser of $46,000 and $45,000 for 2008 and 2007, respectively, or 100% of a participant’s annual salary.
Participant Accounts and Vesting
The Trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less withdrawals, based on the direction of the participant. Participants in the Plan who also participate in the Company’s defined benefit pension plan are immediately vested in their contributions and employer contributions, plus actual earnings thereon. Participants in the Plan who do not participate in the Company’s defined benefit pension plan are immediately vested in their pretax contributions and employer basic matching contributions, plus earnings thereon, and generally will acquire an interest in performance-based matching contributions in accordance with years of service as noted in the following schedule:

Less than two years	0%
Two years	40%
Three years	60%
Four years	80%
Five or more years	100%
Forfeitures of employer performance-based matching contributions are used to reduce future employer contributions and can be used to pay expenses of administering the Plan. Forfeitures in the amount of $14,000 and $104,000 were used during 2008 and 2007, respectively, to reduce the amount of cash contributed by the Company into the trust. The amounts of forfeited nonvested accounts not allocated to participant accounts as of December 31, 2008, and 2007, were $37,195 and $16,540, respectively.
Withdrawals
Participants who are age 59 1/2 or older may make withdrawals from their vested account balance. Additionally, any participants who are employed by the Company may withdraw from their vested account balance for “financial hardship,” as defined by federal regulations or for total disability. Participants may also withdraw their rollover contributions and investment earnings on these contributions. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death. Reservist withdrawals were also allowed for any participant who was called to active duty after September 11, 2001 and before December 31, 2007.
Non-Discrimination Testing for Employee Contributions
The Plan, as required by the IRC, performs annual tests comparing participant data for highly compensated participants with data for non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan initially fails the tests, it will refund the excess contributions in the amount necessary to pass the tests.
Excess contributions in the amount of $18,625 were refunded to highly compensated participants during 2009, to bring the Plan into compliance for the year ended December 31, 2008. The amount of excess contributions refunded is recorded as a liability as of December 31, 2008.
During 2007, the Plan administrator, in accordance with the terms of the Plan, limited participant contributions on behalf of highly compensated participants, as defined by the Plan, to 8% of their eligible earnings. The Plan passed the annual test for the 2007 plan year without making any refunds of excess contributions.

Loans
Participants may borrow up to 50% of their before-tax salary deferral contributions, rollover contributions, and investment earnings on those contributions. Loans must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term loans (maturity of five years or less) and one long-term loan (maturity over five and not to exceed ten years) outstanding. Effective January 1 and July 1, the Plan administrator sets the interest rate to be charged on all Plan loans made during the subsequent six-month period and the interest rate is based on the prime interest rate charged by major national banks. The Plan administrator or a delegate approves each loan, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.
Related Party Transactions
The Trustee is a party-in-interest with respect to the Plan since the Trustee manages certain Plan investments. In the opinion of the Trustee and management of the Company, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b). The Plan, through the Trustee, has invested in the shares of the Company’s common stock. As of December 31, 2008 and 2007, the Plan’s investment in the Company’s common stock consisted of 63,680 and 46,643 shares, respectively, with a fair market value of $845,669 and $1,938,953, respectively. The Company pays the cost of maintaining the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Certain amounts in the financial statements for prior periods have been reclassified to conform to the current period’s presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of any contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are stated at fair value. Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS No. 157”) became effective for the Plan on January 1, 2008. SFAS No. 157 establishes a framework for measuring fair value. See note 4 for discussion of fair value measurements. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Unrealized gains or losses are recognized by the Plan based upon changes in the fair value of outstanding Plan investments during the Plan’s fiscal year.
Payment of Benefits
Benefits are recorded when paid.

Costs and Expenses
The Company pays costs and expenses of maintaining the Plan. Administrative costs paid by participants consist of participant loan origination fees and redemption fees paid, which are deducted directly from the individual participant’s account.
3. Investments
The following table summarizes the Plan’s investments that represent 5% or more of the net Plan assets available for benefits as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
T. Rowe Price Trust Company Mutual Funds:
Summit Cash Reserves Fund	$12,650,713	$9,707,905
Equity Income Fund	5,938,354	9,427,915
Capital Appreciation Fund	5,689,304	7,566,302
Small-Cap Value Fund	4,980,419	6,892,809
New Income Fund	4,330,402	3,624,702
New Horizons Fund	4,090,836	7,036,363
Equity Index 500 Fund	3,636,938	5,229,588
Balanced Fund	3,056,978	3,962,987
International Stock Fund	N/A	4,777,014
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) (depreciated) appreciated in value as follows:

	2008			2007
	Gain (loss) on investments			Gain (loss) on investments
	Realized	Unrealized	Net	Realized	Unrealized	Net

Mutual funds	$(1,787,840)	$(19,536,196)	$(21,324,036)	$329,879	$(2,173,888)	$(1,844,009)
Common stock	5,467	(1,413,982)	(1,408,515)	6,371	(126,745)	(120,374)

Net (depreciation) appreciation	$(1,782,373)	$(20,950,178)	$(22,732,551)	$336,250	$(2,300,633)	$(1,964,383)

4. Fair Value Measurements
SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
Arbitron common stock: Investments in the Company’s common stock are valued at unadjusted quoted prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange.
Mutual funds: Investments in mutual funds are valued using daily net asset value calculations performed by the funds for shares held by the Plan at year end. These unadjusted prices are quoted in active markets.
Participant loans: Participant loan balances are valued using inputs that are significant to the valuation, such as the outstanding principal amount, remaining payments, and interest rates.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common stock	$845,669	$—	$—	$845,669
Mutual funds	52,015,688	—	—	52,015,688
Participant loans	—	—	1,123,627	1,123,627

Total assets at fair value	$52,861,357	$—	$1,123,627	$53,984,984

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$1,016,489
Purchases, sales, issuances and settlements, net	107,138

Balance, end of year	$1,123,627

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated net assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.
6. Income Tax Status
The Plan obtained its latest determination letter on April 23, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Company management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the trust established thereunder is exempt from federal income taxes under Section 501(a) of the IRC. Contributions to the Plan are not included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan is not taxable until distributed or withdrawn.
7. Risks and Uncertainties
The Plan’s investments are exposed to certain risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially and adversely affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500
The amount, if any, allocated to participants for benefit claims that were elected for payment prior to year end, but not yet paid as of that date are recorded as a liability on the Form 5500, but not the financial statements. There were no such claims elected by participants prior to the year ended December 31, 2008, but not yet paid as of that date. As of December 31, 2007, the amounts allocated for distribution, but not yet paid as of that date was $24,253.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	As of December 31,
	2008	2007
Net assets available for benefits per the financial statements	$54,884,739	$70,242,948
Unpaid distributions allocated to participants prior to year end	—	(24,253)

Net assets available for benefits per the Form 5500	$54,884,739	$70,218,695

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008, and 2007, to the Form 5500:

	Years Ended December 31,
	2008	2007
Benefits paid to participants per the financial statements	$4,255,543	$6,517,460
Unpaid distributions allocated to participants prior to year end	(24,253)	24,253

Benefits paid to participants per the Form 5500	$4,231,290	$6,541,713

The following is a reconciliation of participant contributions per the financial statements for the years ended December 31, 2008, and 2007, to the Form 5500:

	Years Ended December 31,
	2008	2007
Participant contributions per the financial statements	$6,490,257	$6,133,620
Excess contributions refunded to participants	18,625	—

Participant contributions per the Form 5500	$6,508,882	$6,133,620

ARBITRON 401(k) PLAN
Schedule H, Line 4i, — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue and Investment Description	Current Value
Common stock:
Arbitron Inc.* (63,680 shares)	$845,669

T. Rowe Price* mutual funds:
Summit Cash Reserves Fund (12,650,713 shares)	12,650,713
Equity Income Fund (347,679 shares)	5,938,354
Capital Appreciation Fund (407,835 shares)	5,689,304
Small-Cap Value Fund (211,933 shares)	4,980,419
New Income Fund (501,785 shares)	4,330,402
New Horizons Fund (229,951 shares)	4,090,836
Equity Index 500 Fund (149,977 shares)	3,636,938
Balanced Fund (217,578 shares)	3,056,978
International Stock Fund (309,873 shares)	2,618,427
International Discovery Fund (78,397 shares)	1,887,811
Science and Technology Fund (73,558 shares)	969,488

49,849,670

Other mutual funds:
Janus Growth and Income Fund (104,386 shares)	2,166,018

Participant loans * (No. of loans = 313)
with interest rates ranging from 5.00% to 9.25%	1,123,627

$53,984,984

See the accompanying report of the independent registered public accounting firm.

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARBITRON 401(k) PLAN
By:	/s/ SEAN R. CREAMER
Sean R. Creamer
Executive Vice President of Finance and Planning and Chief Financial Officer of Arbitron Inc., Chairman of the Retirement Committee of the Arbitron 401(k) Plan

Date: June 26, 2009